Positive Polar, a USA Delaware-based LLC founded in 2023, is delivering exciting expedition cruise experiences while restoring ocean wildlife. Founders have 20+ years in ship operations and translating biotechnology into profitable businesses and have formed a leadership team with substantial art, cruise, engineer and scientific experience.

The Problem
- Oceans are warming; marine ecosystems essential for all life and the environment are under threat; people feel anxious and powerless to make a positive impact.
- Progress to restore ocean ecosystems is hampered by funding, ship access.

Positive Polar's Solution
- Take paying passengers to pristine places around the world and investing 5% into R&D to create a "Whale Biomimicry Reactor" scaling its impact through Cruise & Merchant Fleet.
- Execute programs integrating ocean tech development with premium passenger experience; demonstrate we can work together to restore the environment by harnessing Nature's own methods; rapidly, responsibly scaling these technologies and creating ambassadors.

Positive Polar's Differentiation
- **Restore the Ocean:** We will explore how to best bio mimic the "whale pump", a natural process, to improve marine ecosystems using the human waste from ships.
- **Multipurpose Ships:** Our ship platform enables ocean restoration tech development and cargo transport alongside premium passenger travel. Eco-technologies are installed on the ship to ensure we do not harm the places we cruise but instead have a positive impact.
- **Guest Engagement:** "Whaler for a Day" and "Oceanographer for a Day" programs are fun and build advocacy. We offer transformative experiences, feel proud with Positive Polar!

Positive Polar's Diversified and Resilient Revenue Streams
- **Ticket sales and onboard purchases**, a proven profitable model in the cruise industry.
- **Events and Cargo**: We deliver medical supplies, events of all type and other cargo to hard-to-reach bases and communities we visit at Antarctica Peninsula, Greenland, Chilean Fjords.
- **High quality Biodiversity/ Carbon** credits that will add profit and resilience.
- **Intellectual Property (IP):** Licensing "Whale Biomimicry Reactor" may yield billons USD.

Investment Opportunity: We are raising now $2.5M USD. 200K Already raised.
- Equity Contribution: Leadership team invested $2.0M preparing for launch + 500K seed rsd
- 5-Year IRR: 327%, only from cruising. High quality Carbon Credits will add more revenues and Biomimicry licensing upside potential in the billions USD. IPO potential by 2030.

Invest Directly: https://wefunder.com/positive.polar/ to learn more: www.positivepolar.com

Hugo Hinrichsen, Capt. and CEO, [redacted]
Jenn Bonilla, PhD and President, [redacted]

Future projections are not guaranteed.

POSITIVE POLAR

Perks for investors: Travel as an Owner!

$1000 – Receive stunning wallpaper images from our Arctic, Antarctic and Whale Highways journeys.

- Your name featured on our online Supporter Wall.



$2500 – A custom framed map detailing a whale's route, signed by the onboard research team.

- A digital certificate of support, recognizing your contribution to ocean restoration.
- A personalized thank-you video from the crew, filmed aboard the expedition vessel.



$5000 – Your name permanently engraved on the Plank of Legends for future explorers to see.

- Professional photo and video documentation of your plunge.
- A signed, limited-edition photobook.

$7500 – Join the exclusive "Founders' Walk", imprinting your handprint onto the deck of the ship, symbolizing your support for ocean restoration.

- A premium expedition gear pack, including a Positive Polar jacket, beanie, and gloves.
- Receive a handcrafted whale tail pendant, made from ethically sourced materials.

$15,000 – Free pass to Spa treatments during one trip and all benefits of lower tiers.

Our itineraries along the "Whale Highways" range from 10 days to 23 days, delivering incredible sea wildlife experiences in both cold and warm destinations


Svalbard
Greenland
Iceland
Azores

We will also connect with regenerative tourism destinations everywhere we cruise!


Robinson Crusoe
Chilean Fjords
Punta Arenas
So. Georgia
Ushuaia


Dominica
Panama
Desventuradas
Valparaíso



Feel PROUD traveling with Positive Polar!

Join us!

It´s not only an expedition...

It's an Outdoor Wildlife Adventure on a Mission to Help the Planet!

Future projections are not guaranteed.

POSITIVE POLAR

Additional Recovery of your Investment from 25K when Traveling with us, with Special Benefits

- **Special onboard dining experience with Captain**, enjoying sustainable cuisine inspired by the polar regions.
- Receive **Special Gear** with your name **tag as an Investor.**
- Join the exclusive "Founders' Walk", **imprinting your handprint onto the deck of the ship**, symbolizing your support for ocean restoration.
- **Name featured on the Positive Polar Wall of Legacy and the Plank of Legends**, displayed permanently on the vessel for future explorers to see.
- Whale Highways itineraries enjoy one-person free pass for all type of Spa-Treatments and free special welcome room arrangement.







A $25k investment and more comes with a 2-for-1 travel package

Explorer Packages, purchase a ticket and get two persons in this amazing cabins for the price of one.

$25K and Multiples (50K, 75K,..)– Two for one onboard **any expedition (1,2,3..)** of Positive Polar itineraries of your choice up to **Explorer type of cabin**.



- Deck 5 - Approximately. 225 sq. ft. (21 sq. m), two lower berths, a separate sitting area with a pull out sofa bed, two large windows | Deck 7 - Approximately 165 to 200 sq. ft. (15 to 19 sq. m), one double bed, a sofa, two large windows
- Two single berths or one double bed
- Two windows (unobstructed or partially obstructed views)
- Private bathroom with hair dryer and bathrobes
- Flatscreen TV and refrigerator
- Located on Deck 5 or Deck 7

Join us!

It´s not only an expedition...
It's an Outdoor Wildlife Adventure on a Mission to Help the Planet!

Future projections are not guaranteed.

Investment at higher levels comes with even more benefits, name a suite

Whale Packages – For one-year with every ticket you purchase you can get two persons in this amazing cabins for the price of one.

- **$100K and Multiples (200K, 300K..)–** Two for one onboard **any expedition for years (1,2,3..)** of Positive Polar itineraries of your choice **up to Whale Suite** type of cabin.
- Name one (two, three…) of our suites.



- Deck 5 are at least 325 sq. ft. (30 sq. m), and at least 243 sq. ft. (22.5 sq. m) on Deck 7
- Bow or port-facing picture windows (unobstructed views)
- Double bed
- Separate sitting area with sofa
- Flatscreen TV and refrigerator
- Private bathroom with shower (3 cabins), bathtub (1 cabin), hair dryer and bathrobes
- Located on Deck 5 or Deck 7

Naming rights for public spaces on the ship available at $1M investment

$1,000,000 – The All You Can Cruise Partner Expedition Experience FOR LIFE (2-for-1 Exclusive Offer)

- Two for one onboard any expedition of Positive Polar of your choice **up to Owner suite** type of cabin. **For life.**
- **Name a public space** of the ship however you want.
- Spaces available to be named: Observation Deck, Spa & Gym, Sauna, Lounge, Restaurant, Boutique.



- Approximately 305 sq. ft. (28 sq. m)
- Four forward-facing windows (unobstructed)
- Double Bed
- Separate sitting area with sofa
- Flatscreen TV and refrigerator
- Private bathroom with bathtub, hair dryer and bathrobes
- Located on Deck 7


DECK 6 Sunlight Deck
DECK 5 Twilight Deck
Whale Suite
RECEPTION
DECK 4 Midnight Deck
Explorer Cabins
MUDROOM


DECK 9 Space Deck
MERIDIAN CLUB
DECK 8 Atmosphere Deck
SPA & GYM
BRIDGE
DECK 7 Surface Deck
Whale Suite
JACUZZI
Explorer Cabins
Owners Suite

Join us! It´s not only an expedition… It's an Outdoor Wildlife Adventure on a Mission to Help the Planet!

Future projections are not guaranteed.

Our Story: The Little Ship That Saved the Sea

In a twinkly, icy sea where whales sang and penguins waddled, there sailed a special ship named Polar Angel. She wasn't the biggest ship, but she had the biggest heart, painted bright with dreams of helping the ocean. Positive Polar, which owns the ship, was founded by Dr. Jenn and Captain Hugo, two friends who loved whales, penguins, polar bears, pristine islands and the sparkly polar lands.

Dr. Jenn, who knew all about science and loved looking into whales' wise eyes, would say, "The ocean needs our help! Whales make the sea bloom with tiny plants called phytoplankton, but there aren't enough whales anymore." Captain Hugo, who once bravely flew helicopters and piloted vessels supporting isolated scientific bases and rescuing ships over icy waves, nodded. "Let's sail Polar Angel to join the whales and bring the ocean back to life!"

Every morning at a cove, Polar Angel tooted her horn and called, "Who's ready for an adventure?" Families, people from all over the world, engineers and scientists, and even a curious penguin named Pip hopped aboard little boats that spread around to enjoy and study the environment. When they returned, the ship was cozy, with warm beds, yummy food, and a special lab where scientists mixed magic nutrients with the waste of the ship to help the sea, just like whales do.

One frosty day, Polar Angel sailed along the "whale highway," where whales swim from the chilly Arctic up to the equatorial tropical waters and then to the snowy Antarctic. They were heard first by the hydrophones and the children aboard pressed their noses to the windows, gasping as a blue whale and then a humpback whale leaped high, splashing sparkles everywhere. "Look!" shouted Pip, waddling with excitement. "Whales are happy we're here!"

Polar Angel also transports medics, carrying boxes of food and blankets to faraway places like Greenland and the Chilean Fjords, where people waved and smiled. "You're helping us, too!" they called. Pip the penguin clapped his flippers, proud to be part of the adventure.

In the lab, Dr. Jenn showed the children how to sprinkle whale-magic nutrients into the sea. "These help tiny plants grow, and you also help to create these nutrients," she said, "and those plants feed fish, krill, and even help the air we breathe and the environment!" Captain Hugo flew a specialized drone to check on the plants and the whales, and the children cheered as it zoomed over the waves.

At night, everyone gathered in the ship's cozy lounge, sipping hot cocoa and listening to music and stories about sperm whales, orcas, leopard seals and icebergs. The grown-ups learned how their trip helped sailors, fishermen and scientists, and the children, journalists and artists drew and took pictures of whales to send to their friends back home through the high-speed Internet onboard. "When you experience the ocean," said Dr. Jenn, "you love it and want to protect it forever."

As the trip ended, the children hugged Dr. Jenn and Captain Hugo. "Will the ocean be okay?" asked a little girl with pigtails. Captain Hugo grinned. "With Polar Angel and friends like you, we're making the sea stronger every day. It's about how many people supports Earth! There's room for all of us!" And so, Polar Angel sailed on, following the whales, spreading magic nutrients, exploring new places and sharing the wonders of the polar seas and pristine islands in between. With every trip, the ocean bloomed a little brighter, with more wildlife and the world learned to love it just a little more...